UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Press release dated September 7, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: September 7, 2006		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press Release dated September 7, 2006.

EXHIBIT 99.1

Company Contact:

Michael Rabinovitch

SVP & Chief Financial Officer

(954) 590-9000

Investor Contact:

Integrated Corporate Relations

Jean Fontana / Allison Malkin

(203) 682-8272 / (203) 682-8225

BIRKS & MAYORS REPORTS FIRST QUARTER 2007 RESULTS;

EBITDA Increases 51% to $3.2 million; Comparable Store Sales increase 9%

Montreal, Quebec. September 7, 2006 /BUSINESS WIRE/ -- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 67 luxury jewelry stores across Canada, Florida and Georgia, reported results for the fourteen weeks ended July 1, 2006 (“Fiscal 2007”). The Company noted that Fiscal 2007 represents a 53-week period and compares to a 52-week period in Fiscal 2006. This extra week is included in the Company’s first quarter. The Company estimates that this extra week increased net sales by approximately $4.3 million as compared to the thirteen weeks ended June 25, 2005.

For the 14 Weeks Ended July 1, 2006:

•	Net sales increased 21.9% to $68.6 million, from $56.2 million in the prior year; excluding one extra selling week in April of 2006, sales rose 14.3%

•	Comparable store sales increased 9% after increasing 6% in the prior year’s thirteen weeks

•	Gross profit margin rose 20 basis points to 47.9% of net sales;

•	Net loss improved by $375,000, to ($913,000), from ($1,288,000) in the prior year; and

•	Loss per diluted share improved to ($0.08) from ($0.18) in the first quarter of Fiscal 2005.

Following Quarter End

The Company also noted that on August 18, 2006, it successfully prepaid $11.7 million of its bank debt bearing an effective interest rate of 12.75%, which is now carried on its operating line of credit bearing interest of approximately 7.0%.

Thomas A. Andruskevich, President and Chief Executive Officer said, “We began the year very well, by reporting a double digit increase in net sales, continuing to expand our product margins and realizing a 51% gain in EBITDA for the first quarter. We believe that this performance demonstrates the success of our business model and strategies and our ongoing ability to increase customer loyalty with distinctive offerings and excellent customer service. As we look ahead, we believe that the initiatives we have identified in new product development, merchandising, manufacturing and marketing, along with new store growth, have us poised to continue our momentum going forward.”

First Quarter Fiscal 2007 Results

For the fourteen weeks ended July 1, 2006, net sales increased 21.9%, or $12.3 million to $68.6 million, as compared to $56.2 million for the thirteen weeks ended June 25, 2005. On a comparable basis, excluding the extra selling week in the first quarter of Fiscal 2007, net sales rose 14.3%, while comparable store sales increased 9%, primarily driven by higher average unit retail. Comparable store sales in the Company’s Canadian markets increased 10%, while comparable store sales in the Company’s U.S. markets grew 9%. Comparable store sales are measured on a constant exchange rate basis which excludes the impact of changes in foreign exchange rates while all dollar amounts are reported in U.S. Dollars. Also contributing to the increase in first quarter Fiscal 2007 net sales was approximately $2.7 million due to the translation of the Canadian operations into U.S. Dollars at higher exchange rates due to the strengthening of the Canadian Dollar.

Gross margin increased to 47.9% of sales from 47.7% of sales, a 20 basis-point improvement in the fourteen weeks ended July 1, 2006. Gross profit dollars increased $6.0 million to $32.8 million from $26.8 million in the thirteen weeks ended June 25, 2005. The improvement in gross margin resulted from ongoing execution of merchandising strategies aimed at increasing the sales of higher margin merchandise we design and make or source.

EBITDA was $3.2 million in the fourteen weeks ended July 1, 2006, as compared to $2.1 million in the thirteen weeks ended June 25, 2005, an improvement of $1.1 million, or 51%. The improvement in EBITDA during the quarter resulted from additional leverage on increased sales and improved merchandise margins. The company reported a non-cash compensation expense of $78,000 in the fourteen weeks ended July 1, 2006 while reporting a credit of $884,000 in the thirteen weeks ended June 25, 2005. Excluding non-cash compensation, EBITDA would have been $3.3 million in the first quarter of Fiscal 2007 as compared to $1.3 million in the same period last year, representing an increase of $2.0 million, or 162%.

Net loss improved by $375,000 to ($913,000) for the fourteen weeks ended July 1, 2006 as compared to ($1,288,000) for the thirteen weeks ended June 25, 2005. Net loss per diluted share was ($0.08) in the fourteen weeks ended July 1, 2006, as compared to ($0.18) in the thirteen weeks ended June 25, 2005, for an increase of $0.10.

The following chart reconciles the Company’s net loss to EBITDA:

	($ in thousands)
	July 1, 2006	June 25, 2005
Net loss	$(913)	$(1,288)
Interest expense and other financial costs	2,449	2,209
Depreciation and amortization	1,694	1,218
Income taxes	0	0

EBITDA	$3,230	$2,139

EBITDA is defined as net loss plus the provision for income taxes, interest expense, and depreciation and amortization as presented in the Company’s Unaudited Condensed Consolidated Statement of Operations. EBITDA should not be considered as an alternative to operating income or net income (as determined in accordance with generally accepted accounting principles (GAAP) as a measure of our operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with GAAP) as a measure of our ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure, depreciation and amortization or non-operating factors (such as historical cost). Accordingly, as a result of our capital structure, we believe EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of our operating performance relative to other companies and of our debt servicing ability. EBITDA may not, however, be comparable in all instances to other similar types of measures.

Business Outlook

The Company reiterated the following guidance on the business outlook for (“Fiscal 2007”), which includes the 53 weeks ending on March 31, 2007.

Comparable store sales are projected to increase in Fiscal 2007, however, at a more moderate rate of increase for the full year than realized in Fiscal 2006. The Company has signed leases to open two new Mayors stores. The first is scheduled to open prior to the 2006 holiday season in Bonita Springs, Florida. The second Mayors store is scheduled to open in the spring of 2007 in Weston, Florida.

Gross margins are planned to continue to improve through successful merchandising and retail strategies. These strategies include the continued emphasis on internally manufactured and distinctively designed products that are exclusive to Birks & Mayors.

The luxury retail market continues to be very competitive. In addition, factors such as: rising interest rates, the equity markets, the general level of consumer confidence, the increased cost of oil and commodity prices may have an influence on the realization of the Company’s sales and margin plans for Fiscal 2007.

Conference Call Information

A conference call to discuss first quarter Fiscal 2007 results is scheduled for today, September 7, 2006 at 4:30 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial (800) 811-8824, or for all other International callers (913) 981-4903 approximately ten minutes prior to the start of the call. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until September 14, 2006 and can be accessed by dialing (888) 203-1112 and entering pin number 5018945.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of August 31, 2006, the Company operated 39 stores (Birks Brand) across most major metropolitan markets in Canada and 28 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning expectations for strong sales, success of the Company’s merchandising, marketing and retail initiatives, and continued growth. Actual results might differ materially from those projected in the forward-looking statements as they are subject to various risks and uncertainties. These risks and uncertainties include the Company’s ability to maintain strong sales throughout the remainder of the Fiscal year, the ability of the Company to maintain strong growth and profitability, the Company’s ability to keep costs low, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Fourteen Weeks Ended July 1, 2006	Thirteen Weeks Ended June 25, 2005
	(In thousands, except share and per share data)
Net sales	$68,557	$56,239
Cost of sales	35,733	29,414

Gross profit	32,824	26,825

Selling, general and administrative expenses	29,594	24,686
Depreciation and amortization	1,694	1,218

Total operating expenses	31,288	25,904

Operating income	1,536	921

Interest and other financial costs	2,449	2,209

Loss before income taxes	(913)	(1,288)
Income taxes	—	—

Net loss	$(913)	$(1,288)

Weighted average shares outstanding
Basic	11,207,723	7,297,655
Diluted	11,207,723	7,297,655

Loss per share:

Basic	$(0.08)	$(0.18)
Diluted	$(0.08)	$(0.18)

Certain reclassifications were made to the prior period to conform with the current year’s presentation

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	July 1, 2006	June 25, 2005
	(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	$1,607	$1,475
Accounts receivable, net	10,443	7,987
Inventories	161,622	144,328
Other current assets	5,516	3,039

Total current assets	179,188	156,829
Property, net	33,988	30,284
Goodwill and intangible assets	30,268	15,866
Other assets	1,505	2,140

Total non-current assets	65,761	48,290

Total assets	$244,949	$205,119

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness	$106,007	$75,535
Accounts payable	38,816	36,767
Accrued expenses	10,309	10,611
Current portion of long-term debt	1,485	196

Total current liabilities	156,617	123,109
Long-term debt	17,593	29,802
Convertible notes	—	5,000
Other long term liabilities	3,902	4,221

Total long term liabilities	21,495	39,023

Convertible preferred stock	—	5,050

Stockholders’ equity:
Common stock	60,446	36,364
Additional paid-in capital	16,132	15,796
Accumulated deficit	(8,961)	(15,116)
Accumulated other comprehensive income	(780)	893

Total stockholders’ equity	66,837	37,937

Total liabilities and stockholders’ equity	$244,949	$205,119

Certain reclassifications were made to the prior period to conform with the current year’s presentation